

Dohan and Company
Certified Public Accountants
A Professional Association

7700 North Kendall Drive 200
Miami, Florida 33156-7578
Telephone   (305) 274-1366
Facsimile   (305) 274-1368
E-mail   info@dcnpa.com
Internet   www.dcnpa.com

December 22, 2006

Ernest Papadoyianis, CEO

Neptune Industries, Inc.

21218 St. Andrews Boulevard

Suite 645

Boca Raton, FL 33433

Dear Mr. Papadoyianis,

Unexpectedly, we found that you have filed you Form 10-QSB for the period ended September 30, 2006, with the Securities and Exchange Commission, without our concurrence and final review. In fact, as we previously notified you, your Form 10-QSB contained numerous errors and deficiencies. Certain, but not all, of the items brought to your attention include the following:

1. The cover page has numerous minor technical errors, but more importantly, the shares are not in agreement with the financial statements and the wrong box is checked re: current/late reports

2. The Table of Contents is incomplete.

3. The balance sheet wording and format (CAPS, etc.) require additional changes.

4. The statement of operations reports incorrect net loss per share and **weighted average** shares, along with incorrect wording and minor mathematical error(s).

5. The statement of cash flows incorrectly reports stock options as a cash item, and contains minor formatting issues

6. The footnotes contain sufficient minor formatting issues that we do not want to be associated with.

7. Amounts included in the body of the report do not necessarily agree with amounts reported in the financial statements

8. We believe the report date to be incorrect

In addition to the above you had promised partial payment of the past due balances immediately, with the balance to shortly follow. You have not delivered any such payments to us since you promised them.

Member
Florida Institute of Certified Public Accountants
American Institute of Certified Public Accountants
Private Companies and SEC Practice Sections

national and worldwide association

agi ACCOUNTING GROUP INTERNATIONAL

As a result of your actions, we can no longer continue to serve on this engagement and will so notify the SEC immediately that we are declining to serve any further as principal accountants for Neptune Industries, Inc.

Attached is our final invoice and statement. Please remit promptly

Sincerely,

/s/ Irene S. Salum, CPA

Irene S. Salum, CPA

Assurance Department Director

cc: United States Securities and Exchange Commission



Dohan and Company
Certified Public Accountants